ORIENT PAPER, INC.

Science Park, Juli Road

Xushui District, Baoding City

Hebei Province, The People’s Republic of China 072550

June 15, 2018

Filed via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Orient Paper, Inc.

Registration Statement on Form S-3 (File No. 333-223160)

Acceleration Request

Requested Date:	Tuesday, June 19, 2018
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Orient Paper, Inc. (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Registrant’s Registration Statement on Form S-3 (File No. 333-223160) effective at the Requested Date and Requested Time as set forth above, or as soon thereafter as practicable.

In delivering such request, the Registrant acknowledges and agrees that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at +86-312-8698215 or via email at zyliu@orientpaperinc.com when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

ORIENT PAPER, INC.

By:	/s/ Zhenyong Liu
Zhenyong Liu
Chief Executive Officer

cc:	Giovanni Caruso, Esq., Loeb & Loeb LLP (telephone (212) 407-4000)